Casual Male Retail Group, Inc.

555 Turnpike Street

Canton, MA 02021

July 17, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Damon Colbert
Division of Corporate Finance

Re:	Casual Male Retail Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 18, 2009
File No. 001-34219

Dear Mr. Colbert:

This letter is submitted on behalf of Casual Male Retail Group, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement, filed on June 18, 2009 (the “Preliminary Proxy Statement”), as set forth in a letter dated July 15, 2009 to David A. Levin, Chief Executive Officer and President (the “Comment Letter”).

For reference purposes, the text of the relevant portions of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our responses thereto. Page references in the responses refer to the Preliminary Proxy Statement.

General

Comment No. 1

Please provide us with a supplemental analysis supporting your apparent conclusion that Items 12(f) and 13 of Schedule 14A are inapplicable to your filing.

Response to Comment No. 1

Please note that, in accordance with Items 13(b)(2) and 13(c) of Schedule 14A, the Company has incorporated by reference the information required by Item 13(a) by including the section entitled “Incorporation of Certain Documents by Reference” on page 53 of the Preliminary Proxy Statement.

Securities and Exchange Commission

July 17, 2009

Comment No. 2

Please advise what exemption, if any, you plan to use for the exchange of old and new common shares under Proposal Three.

Response to Comment No. 2

The Company intends to rely on the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act for the proposed exchange by the Company of “old” common stock of the Company for “new” common stock of the Company. In this regard, the Company notes that it will not pay any commission or other remuneration for soliciting the exchange. While the Company intends to engage a proxy solicitor with respect to Proposals 1, 2 and 4 (and will add disclosure to that effect under “Solicitation” on page 52 of the Preliminary Proxy Statement), it will not engage a proxy solicitor with respect to Proposal 3 and, accordingly, the solicitor will make no recommendation with respect to Proposal 3 or encourage shareholders to vote in a particular manner with respect to Proposal 3.

Comment No. 3

With a view to disclosure, please describe the mechanics of Proposal Three’s restriction on transfers, including:

•	how shareholders can determine whether they are considered a “Restricted Holder” and subject to the written request procedures on page 37;

•	whether share ownership for purposes of Proposal Three is by record or beneficial ownership;

•	what timeline is anticipated for the board to process requests; and

•	how any sales of “Excess Securities” would be conducted.

Response to Comment No. 3

In response to the Staff’s comments, please see the proposed changes to Proposal Three on Appendix A hereto (additions are shown as bold and double-underlined; deletions are shown as strikethroughs).

Comment No. 4

Also, with respect to any offers and sales of Excess Securities, please advise us of the exemption from registration that you anticipate will be available.

Securities and Exchange Commission

July 17, 2009

Response to Comment No. 4

As noted by the Staff in Question 125.08 of the Compliance and Disclosure Interpretations relating to the Securities Act Sections, when securities are exchanged for other securities of the issuer under Section 3(a)(9), the securities received assume the character of the exchanged securities. Accordingly, shares of “new” common stock issued in exchange for shares of unrestricted “old” common stock shall remain unrestricted securities (i.e., the exchange will not cause unrestricted shares of common stock to become “restricted” securities under the Securities Act).

When “Excess Securities” are created as a result of a “Prohibited Transfer,” under the terms of the Certificate of Amendment, they will be transferred to an “Agent” for the limited purpose of consummating an orderly arm’s-length sale of such shares to a permitted buyer or buyers. The Agent, and not the Company, will determine the terms and timing of any such sales. As noted on page 37 of the Preliminary Proxy Statement, the net proceeds of the sale will be distributed first to reimburse the Agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified, to a charity designated by the Board of Directors. Furthermore, as noted in Section 4.3.3(c) of the Certificate of Amendment, “in no event shall the proceeds of any sale of Excess Securities pursuant to this Article FOURTH inure to the benefit of the Corporation or Agent, except to the extent used to cover expenses incurred by the Agent in performing its duties hereunder.” Accordingly, because these sales are not on behalf of the Company, an underwriter or dealer, the Company anticipates that any sales of Excess Securities will be made pursuant to the exemption provided by Section 4(1) of the Securities Act. Alternatively, depending on the facts and circumstances at that time, sales by the Agent may be exempt under Section 4(3) or Section 4(4) of the Securities Act.

Comment No. 5

With a view to disclosure, please tell us what effect, if any, Proposal Three and the restrictive legend on the back of all stock certificates would have on the listing requirements applicable to your Nasdaq-traded shares.

Response to Comment No. 5

The Company has been in communication with representatives of the Nasdaq Stock Market LLC (“Nasdaq”) regarding the implications and procedural requirements attendant to application of restrictions on the “new” common stock, the legends to be included on physical stock certificates for “new” common stock, and the notations to be made with respect to book entry shares of “new” common stock. Based on the Company’s discussions with Nasdaq to date, if Proposal Three is approved Nasdaq will require that the Company (i) apply for a new CUSIP number for the “new” common stock, which upon distribution to member firms will have the effect of notifying them of the change in rights attendant to the “new” common stock; (ii) pursuant to Nasdaq Marketplace Rule 5250(e)(4), file a completed form “Notification: Substitution Listing Event” with Nasdaq reporting certain information pertaining to the reclassification; and (iii) pay to Nasdaq the attendant filing fees. The trading symbol for the Company’s common stock on Nasdaq (CMRG) will not change as a result of the proposed reclassification and exchange. Representatives of Nasdaq have confirmed that,

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July 17, 2009

provided the Company complies with the foregoing administrative requirements, Proposal Three, if approved, will have no material impact on the Company’s continued Nasdaq listing compliance or requirements. The Company will add disclosure to this effect under a new heading entitled “Nasdaq Listing Implications.” See Appendix A for proposed additional disclosure.

*****

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In order to be able to hold our annual meeting within 30 days of the anniversary of last year’s annual meeting date, we respectfully request that the contents of this letter be afforded a prompt review so that we can finalize all proxy materials. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me at (781) 828-9300, ext. 2029.

Sincerely,

/s/	Robert S. Molloy

Robert S. Molloy General Counsel

cc:	David A. Levin, Chief Executive Officer and President
Dennis R. Hernreich, Chief Financial Officer

APPENDIX A

PROPOSAL 3—NOL PROTECTIVE AMENDMENT

APPROVAL OF AN AMENDMENT TO OUR CERTIFICATE OF INCORPORATION TO

RECLASSIFY OUR COMMON STOCK AND ADD TRANSFER RESTRICTIONS TO PRESERVE

VALUE OF OUR TAX NET OPERATING LOSSES

General

Our Board of Directors has adopted and is seeking stockholder approval of an amendment to our Certificate of Incorporation to reclassify our common stock and impose restrictions on its transfer under certain circumstances (the “NOL Protective Amendment”). The NOL Protective Amendment attempts to prevent certain future transfers of our capital stock that could adversely affect our ability to utilize our net operating loss carryforwards (“NOLs”) and certain income tax credits to reduce our federal income taxes. If the NOL Protective Amendment is approved and filed with the Secretary of State of the State of Delaware, each share of our existing common stock will automatically be reclassified into one share of new common stock. Except for the restrictions noted below, the reclassified shares of common stock will have the same rights and preferences as shares of our existing common stock.

The NOL Protective Amendment is contained in a proposed new Article Fourth to our Certificate of Incorporation which is attached as Appendix B to this Proxy Statement and is incorporated by reference herein. We urge you to read the NOL Protective Amendment in its entirety, as the discussion in this Proxy Statement is only a summary and does not contain all of the language in the NOL Protective Amendment. The NOL Protective Amendment will only become effective if our stockholders holding a majority of our outstanding common stock approve it.

The Problem: Potential Limitations on Our NOLs

The Value of our NOLs.    We estimate that we had approximately $79.6 million of (pre-tax) federal NOLs as of January 31, 2009. Furthermore, our federal NOLs do not begin to expire until the year 2018, and are available to use at some level through 2028. As a result of the Casual Male Corp. acquisition in fiscal 2002 and the issuance of additional equity in fiscal 2002, at January 31, 2009, the utilization of approximately $15.1 million in federal net operating losses remains subject to an annual limitation of approximately $4.8 million per year. To the extent we have future taxable income, and until the NOLs expire or are subject to limitation, they can be used to eliminate future ordinary tax on our income (we may still pay alternative minimum taxes). By way of example, if we make certain assumptions about our taxable income in the future based on our results of operations in fiscal 2008, we estimate that our NOLs could reduce our federal income taxes by $26.3 million over the remaining 20 year life of our NOLs. Because the amount and timing of our future taxable income, if any, and tax law changes cannot be accurately predicted, we cannot estimate the exact amount, if any, of our NOLs that we can ultimately use to reduce our income tax liability. Although we are unable to quantify an exact value, we believe our NOLs are a very valuable asset.

The Section 382 Limit on Use.    Certain transfers of our stock between stockholders could result in our undergoing an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), and the related Treasury Regulations (“Section 382”). If that were to happen, we would be allowed to use only a limited amount of our then existing NOLs and credits to reduce our current and future federal income taxes subsequent to the ownership change. The annual limit is obtained by multiplying (i) the aggregate value of our outstanding capital stock immediately prior to the ownership change (reduced by certain capital contributions made during the immediately preceding two years, any substantial non-business assets, including cash, and less certain other items) by (ii) the federal long-term tax-exempt interest rate in effect for the month of the “ownership change”. In calculating this annual limit, numerous special rules and limitations apply, including provisions dealing with “built-in gains and losses.” If we were to experience an ownership change at our current stock price levels, we believe we would be subject to an annual NOL limitation which would result in a material amount of our NOLs expiring unused, resulting in a significant diminution in the value of our NOLs.

Securities and Exchange Commission

July 17, 2009

Following a Section 382 Ownership Change.    If we were to have taxable income in excess of the NOL limitations following a Section 382 ownership change, we would not be able to utilize all of our NOLs to reduce federal taxes on such excess. Consequently, we would make cash payments on corporate income tax on any taxable income during a given year for income earned in excess of the NOL limitation. While any loss carryforwards not used as a result of any Section 382 limitation would remain available to offset income in future years (again, subject to the Section 382 limitation) until the NOLs expire, any ownership change could significantly defer the utilization of the NOLs, accelerate payment of federal and state income taxes and could cause some of the NOLs to expire unused. It is impossible to predict with any accuracy the annual limitation upon the amount of the federal taxes on our income that could be reduced by such tax NOLs and income tax credits were an ownership change to occur in the future, which under certain circumstances could result in significant loss of our NOLs and income tax credits, because the aggregate value of our outstanding stock and the federal long-term tax-exempt interest rate fluctuate.

Section 382 Ownership Change Calculations.    Generally, an ownership change occurs under Section 382 if one or more “5-percent shareholders” (which in general includes stockholders who own five percent or more in value of a company’s capital stock) collectively increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of our stock owned by such stockholders during the preceding three-year period. For example, if a single stockholder acquires more than 50% of our common stock within a three-year period, an ownership change would occur. Similarly, if ten persons, none of whom own any shares of our common stock, each acquire at least 5% of our common stock within a three-year period (and such ten persons own, in the aggregate, more than 50%), an ownership change would occur under Section 382.

The determination of whether an ownership change has occurred under Section 382 involves complex analysis, the details of which are beyond the scope of this discussion. Some of the factors that must be considered in making a Section 382 ownership change calculation include the following:

•

All holders who each own less than 5.0% of a company’s common shares are generally (but not always) treated as a single 5-percent shareholder. Transactions in the public markets among shareholders who are not 5-percent shareholders are generally (but not always) excluded from the calculation.

•

There are several rules regarding the aggregation and segregation of shareholders who otherwise do not qualify as 5-percent shareholders. Ownership of stock is generally attributed to its ultimate beneficial owner without regard to ownership by nominees, trusts, corporations, partnerships or other entities.

•

Acquisitions by a person which cause that person to become a 5.0-percent shareholder generally result in a five percentage (or more) point change in ownership, regardless of the size of the final purchase that caused the threshold to be exceeded.

•

Certain constructive ownership rules, which generally attribute ownership of shares owned by estates, trusts, corporations, partnerships or other entities to the ultimate indirect individual owner thereof, or to related individuals, are applied in determining the level of share ownership of a particular shareholder. Special rules can result in the treatment of options (including warrants) or other similar interests as having been exercised if such treatment would result in an ownership change.

Securities and Exchange Commission

July 17, 2009

•

The redemption or buyback of shares by an issuer will increase the ownership of any 5-percent shareholders (including groups of shareholders who are not themselves 5-percent shareholders) and can contribute to an “ownership change.” In addition, it is possible that a redemption or buyback of shares could cause a holder of less than 5.0% to become a 5-percent shareholder, resulting in a five percentage (or more) point change in ownership.

Current Ownership Shift.    As of May 15, 2009, we estimate that we had experienced a shift in our ownership for purposes of Section 382 of up to 42.6% based on certain assumptions that we have made about our 5-percent shareholders. Because the shift is calculated based on a rolling preceding three year period, it is possible to project how much of the shift will roll-off of the shift calculation over the future three year period assuming no other changes in ownership. Based on this roll-off projection, we believe that the current shift of 42.6% will not materially decrease until February 3, 2010.

Reasons for the NOL Protective Amendment

Our $79.6 million federal NOLs are a significant asset that could reduce federal income taxes on our income. At our current stock price, the value of our NOLs could be significantly impaired unless we avoid potential transfers that, individually or in the aggregate, could trigger an ownership change under Section 382. Furthermore, because our federal NOLs do not start expiring until 2018, we will continually need to manage our Section 382 risk for a significant period of time. Our Board of Directors believes that the provisions of the NOL Protective Amendment will be an important tool in avoiding potential adverse impacts from Section 382 limitations.

Currently, if a stockholder makes a transfer that creates, or increases the ownership of, a 5-percent shareholder, there is nothing we can do to prevent or reverse the impact on the ownership shift that results. In contrast, the NOL Protective Amendment would provide a mechanism with the potential to reverse the impact of the transfer on the ownership shift.

Description and Effect of NOL Protective Amendment

The following is a brief summary of the proposed transfer restrictions. You are urged to read the NOL Protective Amendment in its entirety as set forth in Appendix B, as its terms (and not this summary) will govern our legal rights and those of our stockholders.

The NOL Protective Amendment generally restricts any person or entity from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge or other disposition) any of our stock (or options, warrants or other rights to acquire our stock, or securities convertible or exchangeable into our stock), to the extent that transfer would (i) create or result in an individual or entity becoming a 5-percent shareholder of our stock for purposes of Section 382 (which the NOL Protective Amendment refers to as a “Five Percent Shareholder”) or (ii) increase the stock ownership percentage of any existing Five Percent Shareholder. The NOL Protective Amendment refers to any person or entity attempting to acquire shares in such a transaction as a “Restricted Holder.” The NOL Protective Amendment would not prevent transfers that are sales by a Five Percent Shareholder, although it would restrict any purchasers that seek to acquire shares from a Five Percent Shareholder to the extent that the purchaser is or would become a Five Percent Shareholder.

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July 17, 2009

Complicated rules of constructive ownership, aggregation, segregation, combination and other common stock ownership rules prescribed by the Code (and related Treasury Regulations) will apply in determining whether a person constitutes a Five Percent Shareholder under Section 382. For purposes of determining the existence and identity of, and the amount of securities owned by, any shareholder, we will be entitled to rely on the existence or absence of filings with the SEC of Schedules 13D and 13G (or any similar filings) as of any date, and our actual knowledge of the ownership of our securities. Shareholders may seek assistance from our Board of Directors in determining Five Percent Shareholder status by following the procedures outlined below under “Authorization of Transfers of Stock; Determination of Five Percent Shareholder Status.”

The NOL Protective Amendment provides that any transfer that violates the NOL Protective Amendment shall be null and void ab initio and shall not be effective to transfer any record, legal, beneficial or any other ownership of the number of shares which result in the violation of the NOL Protective Amendment (which are referred to as “Excess Securities”). The purported transferee shall not be entitled to any rights as our stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by us for the limited purpose of consummating an orderly arm’s-length sale of such shares~~.~~ to a permitted buyer or buyers, which may include the purported transferor or us. Any such sales would occur in privately negotiated transactions or over a national securities exchange or national securities quotation system on which our securities may be traded. The agent, in its sole discretion, shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the agent’s discretion, such sale or sales would disrupt the market for our securities, would adversely affect the value of our securities or would be in violation of applicable securities laws. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified, to a charity designated by the Board of Directors. The NOL Protective Amendment also provides us with various remedies to prevent or respond to a purported transfer which violates its provisions. In particular, the NOL Protective Amendment provides that any person who knowingly violates the NOL Protective Amendment, together with any persons in the same control group with such person, are jointly and severally liable to us for such amounts as will put us in the same financial position as we would have been in had such violation not occurred.

Authorization of Transfers of Stock; Determination of Five Percent Shareholder Status

Any Restricted Holder that would like to acquire shares of our stock must make a written request to our Board of Directors prior to any such acquisition. ~~The~~Furthermore, any shareholder that would like assistance in determining whether or not it is a Five Percent Shareholder may make a written request to our Board. Any such written request must be delivered to the Secretary of the Company at the following address:

Casual Male Retail Group, Inc.

555 Turnpike Street

Canton, Massachusetts 02021

Attention: Corporate Secretary

Re: NOL Protective Amendment

Fax number: (781) 821-5174

~~The~~For acquisition requests by a Restricted Holder, the request should include information such as (i) the name, address and telephone number of the Restricted Holder, (ii) a description of such person’s existing direct or indirect ownership of our common stock, (iii) a description of the stock that the Restricted Holder proposes to acquire, (~~iii~~iv) the date on which the proposed acquisition is expected to take place (or, if the

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July 17, 2009

acquisition is proposed to be made by a Five Percent Shareholder in a transaction on a national securities exchange, a statement to that effect), (~~iv~~v) the name of the proposed transferor of the stock that the Restricted Holder proposes to acquire (or, if the acquisition is proposed to be made by a Restricted Holder in a transaction on a national securities exchange, a statement to that effect), and (~~v~~vi) a request that the Board of Directors (or a committee thereof) authorize, if appropriate, the acquisition.

For requests relating to Five Percent Shareholder status, the request should include information such as (i) the name, address and telephone number of the shareholder, (ii) a description of such person’s existing direct or indirect ownership of our common stock, and (iii) a request that the Board of Directors (or a committee thereof) assist in the determination of Five Percent Shareholder status.

Our Board of Directors may authorize an acquisition by a Restricted Holder of stock that would otherwise violate the NOL Protective Amendment if the Board of Directors determines, in its sole discretion, after taking into account the preservation of our NOLs and income tax credits, such acquisition would be in the best interests of the Company and its stockholders. In deciding whether to authorize such transaction, our Board of Directors may seek the advice of counsel and tax experts with respect to the preservation of our federal tax attributes pursuant to Section 382. In addition, our Board of Directors may request relevant information from the Restricted Holder in order to determine compliance with the NOL Protective Amendment or the status of our NOLs and income tax credits. In considering whether to authorize such a proposed acquisition, we expect our Board of Directors to consider, among other things:

•	whether the person acquiring the shares is or would become a 5-percent shareholder under Section 382 as a result of the proposed acquisition;

•	the impact of the proposed acquisition on our Section 382 shift in ownership percentage;

•	the then existing level of our Section 382 shift in ownership percentage;

•	the economic impact of any Section 382 limitation that might result, taking into account factors such as our market capitalization and cash position;

•	the impact on possible future issuances or purchases of our common stock by us;

•	any changes or expected changes in applicable tax law; and

•	other business and strategic matters that the Board of Directors determines are in the best interests of the Company and its stockholders.

If our Board of Directors decides to authorize any proposed acquisition, it may impose conditions on the Restricted Holder. In addition, our Board of Directors may require the Restricted Holder to make certain representations to the Company or require an opinion of counsel regarding the proposed acquisition. ~~Likewise~~Furthermore, any Restricted Holder requesting authorization for a proposed acquisition may be required to reimburse the Company for any costs or expenses associated with the Board of Directors’ review of the proposed acquisition. Likewise, any shareholder requesting assistance for purposes of determining Five Percent Shareholder status may be required to reimburse the Company for any costs or expenses associated with the Board of Directors’ review of the ~~proposed acquisition.~~matter.

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July 17, 2009

Our Board of Directors will attempt to respond to requests relating to proposed acquisitions or Five Percent Shareholder status a promptly as practicable, taking into consideration all of the factors described above.

Implementation and Suspension of the NOL Protective Amendment

If the NOL Protective Amendment is approved by our stockholders at the Annual Meeting, we intend to enforce the restrictions to preserve future use of our NOLs and income tax credits immediately thereafter. We expect to continue to enforce the restrictions for so long as the Board of Directors determines in good faith that it is in the best interests of the Company to prevent the possibility of an ownership change under Section 382. The transfer restrictions and other provisions of the NOL Protective Amendment would terminate when our Board of Directors determines in good faith that it is in the best interest of the Company and its stockholders for the transfer restrictions imposed by the amendment to terminate. Such termination by our Board of Directors would not require stockholder approval.

We believe allowing our Board of Directors to suspend enforcement of the transfer restrictions and other provisions of the NOL Protective Amendment, when appropriate, is a more effective alternative to setting a pre-determined termination date for the NOL Protective Amendment. Any automatic termination of the NOL Protective Amendment could expose our NOLs to future risk. In the future, we could experience a rapid ownership shift in a short period of time that could put our NOLs at risk again before our stockholders would have an opportunity to adopt a new NOL protective measure.

Effectiveness and Enforceability of NOL Protective Amendment

Section 382 is an extremely complex provision with respect to which there are many uncertainties. We have not requested a ruling from the IRS regarding the effectiveness of the NOL Protective Amendment, and we cannot assure you that the IRS will agree that the NOL Protective Amendment is effective for purposes of limiting the applicability of Section 382.

Although the NOL Protective Amendment is intended to reduce the likelihood of an ownership change, we cannot eliminate the possibility that an ownership change will occur even if we adopt the NOL Protective Amendment. Likewise, we cannot guarantee that an ownership change will not have occurred prior to the adoption of the NOL Protective Amendment.

The NOL Protective Amendment will not prevent all transfers that might result in an “ownership change.” For example, it will not prevent existing Five Percent Shareholders from selling stock to persons other than Five Percent Shareholders (but only to the extent such sale will not cause such person to become a Five Percent Shareholder).

The NOL Protective Amendment also does not limit certain changes in relationships and other events which could cause us to undergo an ownership change.

Our Board of Directors can authorize a proposed acquisition by a Restricted Holder that results in or contributes to an ownership change if it determines that such acquisition is in our best interests and the best interests of our stockholders.

Further, a court could find that some or all of the provisions of the NOL Protective Amendment are not enforceable, either in general or as to a particular fact situation. Under the laws of the State of Delaware, our jurisdiction of incorporation, a corporation may provide in its certificate of incorporation or bylaws for restrictions on the transfer of securities for the purpose of maintaining any tax advantage. Delaware law

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provides that transfer restrictions are effective against purported transferees if the transfer restriction is conspicuously noted on the certificate(s) representing the shares and against purported transferees with actual knowledge of the restriction (even absent such conspicuous notation). In connection with the NOL Protective Amendment, the shares of our existing common stock will be exchanged for, and reclassified into, new shares of common stock that provide for the transfer restrictions discussed above. These new common shares will contain a conspicuous legend on the back of the stock certificates that refers to transfer restrictions. We believe that this reclassification and exchange of shares will be sufficient to make the proposed transfer restrictions binding on all holders of our stock. Nonetheless, a court could find that the either the reclassification or the transfer restrictions are unenforceable, either in general or under particular facts and circumstances.

As a result of these and other factors, the NOL Protective Amendment serves to reduce, but does not eliminate, the risk that we will undergo an ownership change.

Other Considerations

Our Board of Directors believes that attempting to safeguard our NOLs and income tax credits as described above is in our best interests. Nonetheless, the NOL Protective Amendment, if adopted, could have certain potentially negative consequences:

Anti-Takeover Impact.    Because some corporate takeovers occur through the acquirer’s purchase, in the public market or otherwise, of sufficient stock to give it control of a company, any provision that restricts the transferability of shares can have the effect of preventing such a takeover. The NOL Protective Amendment, if adopted, could be deemed to have an “anti-takeover” effect because, among other things, it will restrict the ability of a person, entity or group to accumulate more than five percent of our common stock and the ability of persons, entities or groups now owning more than five percent of our common stock from acquiring additional shares of our common stock without the approval of our Board of Directors. As a result, our Board of Directors may be able to prevent any future takeover attempt. Therefore, the NOL Protective Amendment could discourage or prevent accumulations of substantial blocks of shares in which our stockholders might receive a substantial premium above market value and might tend to insulate management and the Board of Directors against the possibility of removal. However, these disadvantages are outweighed, in our opinion, by the fundamental importance of maintaining the availability of our NOLs and income tax credits. The “anti-takeover” effect of the proposed NOL Protective Amendment is not the reason for the NOL Protective Amendment. We are proposing the NOL Protective Amendment in an effort to reduce the risk that we may be unable to fully utilize the NOLs and income tax credits described above as a result of future transfers of our common stock. Our Board of Directors is not aware of any efforts of others to take control of us and has no present intent to propose any other provisions designed to inhibit a change of control.

Potential Effects on Liquidity.    The NOL Protective Amendment will restrict a stockholder’s ability to acquire, directly or indirectly, additional shares of our common stock in excess of the specified limitations. Furthermore, a stockholder’s ability to dispose of our stock may be limited by reducing the class of potential acquirers for such stock and a stockholder’s ownership of our stock may become subject to the NOL Protective Amendment upon actions taken by persons related to, or affiliated with, them.

Potential Impact on Value.    Because certain buyers, including persons who wish to acquire more than 5% of our stock and certain institutional holders who may not be comfortable holding stock with transfer restrictions, may not purchase our stock, the NOL Protective Amendment could depress the value of our stock in an amount that might more than offset any value conserved as a result of the preservation of our NOLs and income tax credits.

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July 17, 2009

Nasdaq Listing Implications

The NOL Protective Amendment, if approved, will have no material impact on our continued Nasdaq listing compliance or requirements. Following the proposed reclassification and exchange, we anticipate that our shares of common stock will continue to trade on Nasdaq under the symbol “CMRG.”

Vote Needed for Approval

The affirmative vote by the holders of at least a majority of our outstanding common stock is required for approval and adoption of the proposed NOL Protective Amendment. Any abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal. The NOL Protective Amendment, if approved, would become effective upon the filing of a Certificate of Amendment with the Secretary of State of the State of Delaware, which we expect to accomplish as soon as practicable after the approval is obtained.

Recommendation

The Board of Directors recommends that you vote “FOR” the adoption of the proposed NOL Protective Amendment.